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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                SCHEDULE 13E-3/A

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)


                                (AMENDMENT NO. 5)


                                TECH SQUARED INC.
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                              Digital River, Inc.
                               Joel A. Ronning
--------------------------------------------------------------------------------
                     (Name(s) of Person(s) Filing Statement)

                           COMMON STOCK, NO PAR VALUE
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                         (Title of Class of Securities)

                                    878302108
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                      (CUSIP Number of Class of Securities)


                               Digital River, Inc.
                         Attention: Robert E. Strawman
                        9625 W. 76th Street, Suite 150
                         Eden Prairie, Minnesota 55344
                                 (612) 830-9042

                                Joel A. Ronning
                        9625 W. 76th Street, Suite 150
                        Eden Prairie, Minnesota 55344
                                (612) 830-9042

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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
          and Communications on Behalf of Persons(s) Filing Statement)
                                    ---------

                                   COPIES TO:

         Louis A. Goodman, Esq.                  Michael W. Schley, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP  Larkin, Hoffman, Daly & Lindgren, Ltd.
           One Beacon Street               7900 Xerxes Avenue South, Suite 1500
      Boston, Massachusetts 02108              Bloomington, Minnesota 55431
             (617) 573-4800                           (612) 896-3800

                               Michael J. Sullivan
                               Cooley Godward LLP
                         One Maritime Plaza, 20th Floor
                         San Francisco, California 94111
                                 (415) 693-2000

     This statement is filed in connection with (check the appropriate box):


a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.


b. /X/ The filing of a registration statement under the Securities Act of 1933.


                             c. / / A tender offer.

                            d. / / None of the above.

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       Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. / /


                            Calculation of Filing Fee
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                                   Transaction
                   Valuation                             Amount of Filing Fee

                  $69,147,482*                                  $19,223**
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   *Transaction Valuation has been calculated by using the total value of the
   2,650,000 shares of Digital River, Inc. common stock, based on a price per share of $26.09 determined in accordance with Rules 457(f) and (c) of the
     Securities Act of 1933, as amended (the "1933 Act"), to be issued by Digital River, Inc. to Tech Squared, Inc. in the transaction described herein and in the Proxy Statement-Prospectus forming a part of the Registration Statement incorporated herein by reference.


         **Calculated in accordance with Section 6(b) of the 1933 Act.


  /X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount previously paid: $11,856         Filing party: Tech Squared Inc.
                                ---------                     ------------------


                             Preliminary 14A
   Form or registration no.: and Schedule 13E-3    Dated filed: August 10, 1999
                             ------------------                ----------------


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                                 INTRODUCTION

This Amendment No. 5 (the "Final Amendment") amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Transaction Statement") which was originally filed with the Securities and Exchange Commission (the "Commission") on August 10, 1999, and amended on October 14, 1999, October 29, 1999, November 5, 1999 and November 9, 1999 by Tech Squared Inc., a Minnesota corporation ("Tech Squared"), Digital River, Inc., a Delaware corporation ("Digital River"), MacUSA, Inc., a Minnesota corporation ("MacUSA") and Joel A. Ronning pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the "1934 Act"), and Rule 13e-3 thereunder, in connection with the voluntary dissolution of Tech Squared pursuant to the Plan of Liquidation and Dissolution and the transactions contemplated thereby. MacUSA has been merged into Tech Squared and Tech Squared has been liquidated as of the date of this Final Amendment. The Final Amendment is therefore filed only by Digital River and Joel A. Ronning.

The Transaction Statement was filed in connection with the filing by Digital River of a Registration Statement on Form S-4, of which the proxy statement-prospectus (the "Proxy Statement-Prospectus") formed a part, declared effective by the Commission on November 9, 1999. The Proxy Statement-Prospectus served as (1) the proxy statement of Tech Squared with respect to the special meeting of Tech Squared shareholders held on December 10, 1999 (the "Special Meeting"), at which the Tech Squared shareholders voted upon and approved the voluntary dissolution of Tech Squared pursuant to the Plan of Liquidation and Dissolution and (2) the prospectus of Digital River with respect to the issuance of Digital River shares to Tech Squared and the distribution of such shares by Tech Squared to its shareholders pursuant to the Plan of Liquidation and Dissolution.

                  This Final Amendment is being filed with the Securities and Exchange commission pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the 1934 Act, to report the results of the Special Meeting. Except as expressly set forth in this Final Amendment, all information in the Transaction Statement remains unchanged.


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ITEM 16.  ADDITIONAL INFORMATION.

                   Item 16 of this Schedule 13E-3 is hereby amended and supplemented as follows.


The voluntary dissolution pursuant to the Plan of Liquidation and Dissolution was approved by the shareholders of Tech Squared at the Special Meeting. Of the 13,785,203 shares of Tech Squared's common stock outstanding on the record date for the Special Meeting, 10,297,680 of such shares (approximately 75%) were represented in person or by proxy at the Special Meeting, and 9,992,839 of such shares (approximately 97%) voted in favor of the proposal to approve the voluntary dissolution of Tech Squared pursuant to the Plan of Liquidation and Dissolution. In accordance with the Plan of Liquidation and Dissolution, the following transactions have been completed: (1) the sale of Tech Squared's operating assets to Virtual Technology Corporation (d/b/a Netdirect Corporation International) for a cash purchase price of approximately $3,300,000; (2) the transfer to Digital River of the 3,000,000 shares of Digital River common stock held by Tech Squared and $1.2 million in cash in exchange for 2,650,000 newly issued shares of Digital River common stock; (3) the establishment of a liquidating trust, and the deposit into the trust, of sufficient assets to provide for the payment of the actual and potential liabilities of Tech Squared; and (4) the liquidation of Tech Squared. In connection with the liquidation of Tech Squared, its shareholders will receive a pro-rata distribution of its remaining assets and a pro-rata interest in the liquidating trust. Any assets remaining in the liquidating trust after all liabilities have been satisfied will be distributed to shareholders on a pro-rata basis.


ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

                  Item 17 of this Schedule 13E-3 is hereby amended by adding the following additional exhibits:

                  (d)(1) Exhibit F - Press Release issued by Tech Squared on November 19, 1999.


                  (d)(2) Exhibit G - Press Release issued by Tech Squared on December 10, 1999.



                  (d)(3) Exhibit H - Press Release issued by Tech Squared on December 20, 1999.


                  (d)(4) Exhibit I - Press Release issued by Digital River on December 20, 1999.


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                                   SIGNATURES

                   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 21, 1999                    DIGITAL RIVER, INC.


                                               /s/ Joel A. Ronning
                                            ------------------------------------
                                            Name: Joel A. Ronning
                                            Title: Chief Executive Officer


                                               /s/ Joel A. Ronning
                                            ------------------------------------
                                            Name: Joel A. Ronning
                                            Title: Individually





                       Signature Page to Schedule 13e-3


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                                  EXHIBIT INDEX

EXHIBIT   DESCRIPTION


A . . . . Excerpt from Digital River's Annual Report on Form 10-K filed on
          March 3, 1999, for the fiscal year ended December 31, 1998*

B . . . . Excerpt from Digital River's Definitive Proxy Statement on Schedule
          14A, filed on March 23, 1999*

C . . . . Materials used in the Fairness Opinion Presentation made by SG Cowen
          Securities Corporation to the Board of Directors of Tech Squared on July 11, 1999*

D . . . . Materials used in the Presentation made by Broadview International
          LLC to the Board of Directors of Digital River on July 9, 1999*

E . . . . Registration Statement (incorporated by reference to the
          Registration Statement filed by Digital River and declared effective by the Commission on November 9, 1999)

F . . . . Press Release issued by Tech Squared on November 19, 1999.

G . . . . Press Release issued by Tech Squared on December 10, 1999.


H . . . . Press Release issued by Tech Squared on December 20, 1999.


I . . . . Press Release issued by Digital River on December 20, 1999.

* Previously filed.